Exhibit 99.1

April 2, 2024

Board of Directors

Direct Digital Holdings, Inc.

1177 West Loop South, Suite 1310

Houston, Texas 77027

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Direct Digital Holdings, Inc. on or about April 2, 2024, which contains notification of the registrant’s inability to file its Annual Report on Form 10-K by April 1, 2024. We have read the Company’s statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the Company’s consolidated financial statements for the year ended December 31, 2023, to be included in its Form 10-K.

Very truly yours,

/s/ Marcum LLP